UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-31673

OHIO LEGACY CORP.

(Exact name of registrant as specified in its charter)

600 South Main Street, North Canton, Ohio 44720; telephone (330) 499-1900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, without par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) Rule 12g-4(a)(2) Rule 12h-3(b)(1)(i) Rule 12h-3(b)(1)(ii) Rule 15d-6	☒ ☐ ☒ ☐ ☐

 Note: Registrant is a bank holding company entitled to rely on Section 12(g)(4) and Section 15(d) as amended by Section 601 of the Jumpstart Our Business Startups Act. Because it has fewer than 300 holders of record of the registered class, it is also entitled to rely on Rule 12h-3(b)(1)(i).

Approximate number of holders of records as of the certification or notice date: 272

Pursuant to the requirements of the Securities Exchange Act of 1934 Ohio Legacy Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 21, 2013	By: /s/ Rick L. Hull
	Name: Rick L. Hull	Title: President & CEO

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.